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As filed with the Securities and Exchange Commission on February 20, 2002

Amendment No. 5

to

Schedule TO
Tender Offer Statement
Under Section 14(D)(1) or 13(E)(1) of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Chiron Corporation and
Manon Acquisition Corp.
A Wholly Owned Subsidiary of
Chiron Corporation
(Name of Filing Persons)

Common Stock,
and the associated Preferred Stock purchase rights
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

William G. Green, Esq.
Senior Vice President, General Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608
(510) 655-8750
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alison S. Ressler, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  /x/

        This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, dated January 14, 2002 (the "Schedule TO"), relating to the commencement by Manon Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 18, 1995, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares") at a price of $2.21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), a copy of which was attached to the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Items 1-11.

        Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

        The Offer expired at 5:00 p.m., New York City time, on Tuesday, February 19, 2002. Pursuant to the Offer, Merger Sub accepted for payment a total of 22,724,059 Shares (including 688,999 Shares subject to guaranteed delivery), representing approximately 86% of the outstanding common stock of the Company. All such Shares have been accepted for purchase in accordance with the terms of the Offer. On February 19, 2002, Parent issued a press release announcing the results of the tender offer. The press release is contained in Exhibit (a)(13) hereto, and the information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 is hereby amended to add the following:

(a)(13)	Text of Press Release issued by Chiron Corporation dated February 19, 2002.

Item 13. Information Required by Schedule 13e-3.

        Not applicable.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2002
MANON ACQUISITION CORP.
	By:	/s/ WILLIAM G. GREEN
		Name:	William G. Green
		Title:	Vice President and Secretary
CHIRON CORPORATION
	By:	/s/ WILLIAM G. GREEN
		Name:	William G. Green
		Title:	Senior Vice President, Secretary and General Counsel

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  Items 1-11.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE